April 25, 2013

BY EDGAR
Pamela A Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resource Exchange of America Corp. (the “Company”) Current Report on Form 8-K Filed: March 25, 2013 (the “8-K”) File No. 333-157565

Dear Ms. Long:

Reference is made to your comment letter, dated April 5, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment:

This letter is to advise you that a preliminary review of the above referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01 (f) of Form 8K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction.  Please refer to Section II.D.3 of Securities and Exchange Commission Release No 33-8587, Sections 2.01(f) and 9.01 0f Form 8-K.  Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

Response:

In response to your comment, the Company is filing Amendment No.1 to the Current Report on Form 8-K. However, the Company believes that immediately prior to March 21, 2013, the date that the Company consummated the transactions described in the 8-K, the Company was not a shell company. The Company further believes that at all times since March 21, 2013 the Company has also not been a shell company.

1 Meadow Road, New Balderton, Newark, Nottinghamshire, UK NG243BP
(T)+ 44-1636-613609 (F)+ 44 1636 612161

Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 defines a “shell company” as a company, other than an asset-backed issuer, with:

●	no or nominal operations; and
●	either:
■	no or nominal assets;
■	assets consisting solely of cash and cash equivalents; or
■	assets consisting of any amount of cash and cash equivalents and nominal other assets.

The conditions for being a shell company set forth in the above definition are in the conjunctive. Therefore, if a company has operations at a particular time and such operations are not nominal, the company should not be considered to be a shell company at that time, notwithstanding the amount or type of assets it has at the time.

Enclosed herewith are a signed Affirmation of Mark Dresner, the former sole director and officer of the Company from December 12, 2012 through March 21, 2013 and another signed Affirmation by Mr. Dana Pekas, the former director and CEO of the Company from February 9, 2010 through October 21, 2011. Based on the statements contained therein the Company believes that immediately prior to the transactions on March 21, 2013, the Company had operations and assets, and such operations and assets were not nominal.

Based on the foregoing, the Company believes it was not a shell company therefore is not required to comply with disclosure requirements under Item 2.01(f) of Form 8-K.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Michael Rhodes Michael Rhodes Chief Executive Officer

1 Meadow Road, New Balderton, Newark, Nottinghamshire, UK NG243BP
(T)+ 44-1636-613609 (F)+ 44 1636 612161

AFFIRMATION

Mark Dresner, states as follows:

1.
I was among other things, the sole director and Chief Executive Officer of Resource Exchange of America Corp., a Florida corporation (the “Company”) from December 12, 2012 until my resignation from all of such positions on March 21, 2013. Prior to that, since September 2010, I was engaged by Mr. Dana Pekas and the Company as a marketing consultant for the Company.

2.
During the period when I was working with the Company including since September, 2010 through March 21, 2013, the Company was at all times engaged in the business of assets recovery, scrap recycling, brokerage and distribution services.

3.
During my term as the officer and director and as the marketing consultant of the Company, I was assisting the Company initially in identifying marketing perspective and web design for the Company’s asset recycle and recovery business and later on providing my assistance on seeking funding opportunities for the Company.

4.	Even though the Company employed marketing activities aimed at attracting potential customers, to my knowledge, this did not produce qualified prospects or customers of the Company.

5.
In October 2011, I assisted Mr. Pekas in his planning to bring in another company into the Company and to unwind the assets transaction where the Company acquired the current asset recovery and recycling business from UTP Holdings, LLC on February 22, 2010.

6.
The Company later decided that it was premature to appoint Michael Rhodes as the officer of the Company since October 2011 since the assets sales transaction with UTP Holdings LLC had not been unwound, therefore the Company decided to appoint me as the sole director and officer to assist the Company with the potential transaction with Allerayde SAB Limited.

7.
My efforts assisting the Company to become an asset recovery, demolition and distribution company did not cease until my resignation on March 21, 2013 when the Share Exchange Agreement among the Company, Allerayde SAB Limited and the sole shareholder of Allerayde SAB Limited was consummated.

Dated: April 23, 2013

/s/ Mark Dresner
Mark Dresner

AFFIRMATION

Dana Pekas, states as follows:

1.
I was among other things, the sole director, President, Chief Executive Officer and Treasurer of Resource Exchange of America Corp., a Florida corporation (the “Company”) from February 9, 2010 until my resignation from all of such positions on October 21, 2011.

2.	During the period when I was the officer of the Company, the Company was engaged in the business of assets recovery, scrap recycling, brokering and distribution services.

3.
On February 22, 2010 the Company entered into a Purchase Agreement with UTP Holdings, LLC (“UTP”), where the Company acquired all of the assets of UTP as well as its assets recovery and recycling business.

4.
On May 11, 2010, the Company, through then its wholly owned subsidiary, Asset Recovery of America, LLC (“ARA”), entered into the first of a series of contracts with Agreement with Harry’s Haul, LLC. (“HHL”) and its principal, Jason Livingston. The first was a definitive Joint Venture whereby the Company agreed to provide all financing and administrative services necessary for HHL to conduct all demolition operations associated with each project that the parties to the joint venture engaged upon (“HHL JV Agreement”). Such HHL JV Agreement was later replaced by an employment agreement between the Company and Jason Livingston to hire Mr. Livingston as Demolition Manager for ARA. In addition, on June 9, 2010, ARA became a subcontractor of HHL to provide ARA access to the Winter Park High School 9th Grade Center project in Winter Park Florida. Such project was completed in September 2010.

5.
On May 20, 2010, the Company entered into a definitive Joint Venture Agreement (“Joint Venture Agreement”) with Paw Materials, Inc. (“PAW”).  Under the terms of the Joint Venture Agreement, the Company has agreed to provide the enterprise resource planning (“ERP”) system software, all financing machines and software, as well as find buyer and negotiate sale pricing for all ferrous products that PAW will separate and store as defined by the ERP software.

6.
On June 2, 2010, the Company entered into a definitive Joint Venture Agreement (“Joint Venture Agreement”) with Thomas Griffin International, Inc. (“Griffin International”). Under the terms of the Joint Venture Agreement, the Company agreed to provide all financing and administrative services necessary for Griffin International to explore, discover, and develop projects involving the importation and exportation of ferrous and non-ferrous metal processing, shipment, and delivery projects within the Gulf of Mexico and Caribbean Region. Later on June 21, 2010, the Company entered into an Employment & Asset Acquisition Agreement with Thomas Griffin, the owner of Griffin International, where Mr. Griffin agreed to transfer to or establish with the Company his Federal Maritime licenses. A payment of $20,000 was made to Mr. Griffin by the Company for such Federal Maritime licenses.

7.
On September 28, 2010, the Company entered into a definitive Joint Venture Agreement (“the Agreement”) with LT Trading Group (“LT”).  Under the terms of the Agreement, the Company and LT will collaborate on projects involving the distribution of scrap metal in China and in Korea. Pursuant to the Agreement, LT will receive an agreed-upon per metric ton dollar amount from the sales procured by it, and the Company will receive all other revenues associated with the contract.

8.
From February 2010 until my resignation, I devoted a significant amount of time to develop the Company’s business, research the scrap recycling market and to look for potential customers.  I contacted numerous businesses in the USA and Asia to offer the Company’s services and potentially negotiate additional service agreements.

9.
Even though numerous correspondences to the mentioned potential customers, they did not materialize into potential customers and strategic partners or additional service agreements. Among the businesses and people I contacted were SI Metallics, Inc., Gerdal Ameristeel, Commercial Metals Corp., Nucor, Ocean International Inc and SP Steel & Trade.

10.
I have also devoted a significant amount of time to seek funding opportunities for the Company’s business and operations. I contacted numerous potential investors in during 2010 and 2011for potential offering of the Company’s securities.

11.
In October 2011, the Company was seeking to bring in another company into the Company and to unwind the assets transaction where we acquired the Company’s current asset recovery and recycling business from UTP Holdings, LLC on February 22, 2010.

12.
After I resigned as the sole officer and director of the Company, I continued my efforts to help the Company to become an asset recovery, demolition and distribution company. I did not abandon my plan of establishing the asset recovery business for the Company until the closing of the Share Exchange Agreement among the Company, Allerayde SAB Limited and the sole shareholder of Allerayde SAB Limited.

Dated: April 23, 2013

/s/ Dana Pekas
Dana Pekas